222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com

July 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen Equity Premium Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-196256

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 22, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 23, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Nuveen Equity Premium Opportunity Fund ( the “Target Fund” and together with the Acquiring Fund, the “Funds” and each individually, a “Fund”) into the Acquiring Fund (the “Reorganization”). Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include the Agreement and Plan of Reorganization in the Registration Statement.

Response: The Registrant has revised the Registration Statement to include a form of the Agreement and Plan of Reorganization.

Securities and Exchange Commission

July 24, 2014

(3)	Comment: Please confirm, with respect to the response to the Question “Does the Reorganization constitute a taxable event for federal income tax purposes for the Target Fund’s shareholders?” in the Q&A Section and the disclosure in the pro forma financial information section and elsewhere, whether portfolio sales are expected to represent more than 5% of the Target Fund’s net assets. For the staff’s information, please explain why securities of the Acquiring Fund are designated to be sold in connection with the Reorganization.

Response: The Registrant confirms that, due to significant overlap between the existing equity portfolio of the Target Fund and the investment strategy of the Acquiring Fund, the portfolio repositioning of the Target Fund is expected to result in the sale of approximately 5% of the Target Fund’s equity portfolio. Registrant emphasizes that in most cases only a portion of the designated positions will be sold (emphasis added). Securities of the Acquiring Fund are not expected to be sold in connection with the Reorganization, and the Registrant has revised the pro forma financial information section accordingly.

(4)	Comment: Please define a constant options strategy.

Response: The Registrant has revised the disclosure.

(5)	Comment: In response to the Question “Does the Reorganization constitute a taxable event for federal income tax purposes for the Target Fund’s shareholders?” in the Q&A Section, and elsewhere, please clarify what brokerage costs and capital gains distributions, if any, are expected in connection with the portfolio repositioning of the Target Fund if portfolio turnover is expected to exceed 5%.

Response: The Registrant confirms that portfolio turnover in connection with the Reorganization is not expected to exceed 5%.

(6)	Comment: In the response to the Question “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Reorganization is expected to result in increased distributions over time for shareholders to indicate that increased distributions could be realized only following the recoupment of the expenses of the Reorganization.

Response: The Registrant believes the disclosure accurately describes the impact on distributions. The Reorganization-related costs that will be borne by the Funds will be paid out of capital prior to the consummation of the Reorganization and will not impact the level of distributions, which will depend on market conditions and performance.

Securities and Exchange Commission

July 24, 2014

(7)	Comment: Please clarify, for the staff’s information, whether securities of the Acquiring Fund will be sold in connection with the change of the Fund’s investment objective.

Response: The Registrant confirms that no portfolio repositioning is expected in connection with the change in the Acquiring Fund’s investment objective.

(8)	Comment: For future filings, please discuss under “Audit and Tax Related Fees,” footnote 3, Tax Fees, the professional services with more specificity.

Response: Registrant acknowledges the comment for future periodic reports.

(9)	Comment: Please confirm whether the Key Characteristics table describes the characteristics of the Acquiring Fund prior to and following the Reorganization.

Response: The Registrant confirms that the characteristics of the Acquiring Fund set forth in the Key Characteristics table will be the same both prior to and following the Reorganization.

(10)	Comment: Please specify, under “Comparative Risk Information” in the Registration Statement, each type of derivative instrument in which the Registrant may invest.

Response: The Registrant refers to the disclosure appearing under “Principal Risks” and “Comparison of the Investment Objectives and Policies of the Target Fund and the Acquiring Fund,” which describes in detail the derivative instruments the Registrant may use and the risks relating to these derivative instruments.

(11)	Comment: Please delete “as adjusted as described in footnote 1 below” in the narrative disclosure preceding the table under “Comparative Expense Information” in the Registration Statement.

Response: The Registrant has revised the disclosure.

(12)	Comment: Please consider including the returns of a benchmark index under “Comparative Performance Information” in the Registration Statement.

Response: The Registrant notes that such disclosure is not required by Form N-14, which incorporates the requirements of Form N-2. The Registrant believes that comparing the performance of funds that employ option overwrite strategies to a market index is not meaningful to shareholders.

Securities and Exchange Commission

July 24, 2014

(13)	Comment: Please clarify under the “Tax Risk” that shareholders might have to pay additional taxes if the tax basis of the securities is reduced in connection with a return of capital.

Response: The Registrant has revised the disclosure to clarify the treatment of return of capital.

(14)	Comment: In the section of the Registration Statement, “Reasons for the Reorganization,” please modify the disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Reorganization.

Response: The Board considerations state that the Boards made the findings required by Rule 17a-8. The Funds believe that the disclosure is consistent with the requirements of the form, Rule 17a-8 and the written record contained in the minutes. Accordingly, the Funds respectfully decline to make the changes suggested.

(15)	Comment: At the end of each pro forma financial statement, please add a cross-reference to the notes to the pro forma financial statements.

Response: The Registrant has revised the disclosure.

(16)	Comment: Please clarify under “Pro Forma Portfolio of Investments,” footnote 6, which securities of the Target Fund and the Acquiring Fund will be sold in connection with the Reorganization and make sure that expected sales of portfolio securities by both Funds is adequately described.

Response: The Registrant has revised the disclosure. With respect to the sale of portfolio securities by the Acquiring Fund, the Registrant refers the staff to its response to Comment No. 3, above.

(17)	Comment: Please quantify, under “Pro Forma Portfolio of Investments,” footnote 8, the options contracts of the Target Fund that will be unwound, if any, at the time of the Reorganization.

Response: The Registrant confirms that a determination will be made to maintain or close out option contracts held by the Target Fund at the time of the Reorganization, or to allow such contracts to expire in the ordinary course, in accordance with the investment policies and restrictions of the Acquiring Fund. However, due to the short-term nature of the option contracts typically held by the Target Fund, it is not possible to identify specific option contracts that may be sold (i.e., all option contracts held as of a recent date will be expired) and the amount of option contracts that may be closed out at the time of the Reorganization cannot be estimated at this time.

Securities and Exchange Commission

July 24, 2014

(18)	Comment: Please quantify, under “Notes to Pro Forma Financial Statements,” Note 1, the percentage of securities of the Target Fund that would have been required to be sold in order to comply with the Acquiring Fund’s investment policies and restrictions if the Reorganization had occurred as of December 31, 2013.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

NUVEEN EQUITY PREMIUM OPPORTUNITY FUND (JSN)

AND

NUVEEN EQUITY PREMIUM INCOME FUND (JPZ)

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Equity Premium Opportunity Fund (the “Target Fund”) and Nuveen Equity Premium Income Fund (the “Acquiring Fund”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Corporate Structure	The Target Fund will reorganize into the Acquiring Fund pursuant to a sale of substantially all of its assets to the Acquiring Fund. The Target Fund and the Acquiring Fund are organized as Massachusetts business trusts with the same board of trustees and officers.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to the Target Fund and is responsible for the Target Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into a sub-advisory agreement with Gateway Investment Advisers, LLC (“Gateway”), a registered investment adviser, under which Gateway manages the investment portfolio of the Target Fund and the Acquiring Fund. Michael T. Buckius and Kenneth H. Toft of Gateway act as portfolio managers for the Target Fund and the Acquiring Fund. After the reorganization, Nuveen Fund Advisors will continue to serve as the investment adviser to the Acquiring Fund, Gateway will continue to serve as the sub-adviser to the Acquiring Fund, and Michael T. Buckius and Kenneth H. Toft will continue to act as portfolio managers for the Acquiring Fund.

Expense Structures and Expense Ratios	The fee and expense structures of the Target Fund and the Acquiring Fund are substantially the same. To the extent of any difference, the Acquiring Fund fees and expenses will apply following the reorganization.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and the Target Fund have similar investment policies and strategies; however, the Acquiring Fund’s principal investment strategies differ from those of the Target Fund in one key aspect. The Acquiring Fund’s principal equity strategy is to invest in an optimized portfolio of equity securities designed to

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

track the price movements of the S&P 500 Index, while Premium Advantage seeks to replicate the price movements of a target index comprised of the S&P 500 Index (75%) and the NASDAQ-100 Index (25%). The policies of the Acquiring Fund will remain in place following the reorganization.

Portfolio Composition	Because the surviving fund will operate under the investment objective, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of December 31, 2013, the Target Fund had approximately $907.5 million in total managed assets and the Acquiring Fund had approximately $531.1 in total managed assets.

In terms of the structure of the transaction, upon the closing of the reorganization, (i) the Acquiring Fund will acquire substantially all of the assets of the Target Fund in exchange for newly issued common shares of the Acquiring Fund and the Acquiring Fund’s assumption of substantially all of the liabilities of the Target Fund; and (ii) the newly issued Acquiring Fund common shares received by the Target Fund will be distributed to its common shareholders as part of the liquidation, dissolution and termination of the Target Fund in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the corporate and expense structure of the Funds are substantially the same. While the Target Fund has a larger asset size, the above analysis indicates that the combined fund will more closely resemble the Acquiring Fund. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*            *             *            *            *

July 24, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Equity Premium Income Fund (the “Registrant”)

Registration Statement on Form N-14 8C

File Number: 333-196256

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 22, 2014 with respect to the Registration Statement on Form N-148C under the Securities Act of 1933, as amended, filed with the Commission on May 23, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

NUVEEN EQUITY PREMIUM INCOME FUND

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer